PROCESSED AUG 06 2004 THOMSON FINANCIAL

04019362

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 14842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/03 (MM/DD/YY) AND ENDING 05/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BALANCED SECURITY PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2804 DEL PRADO BLVD., SUITE 101
(No. and Street)

CAPE CORAL (City) FLORIDA (State) 33904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIE WALSH (239)549-1615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HUGHES, SNELL & CO., P.A.
(Name – *if individual, state last, first, middle name*)

1470 ROYAL PALM SQUARE BLVD. (Address), FORT MYERS, (City) FLORIDA (State) 33919 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUL 29 2004 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIE WALSH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALANCED SECURITY PLANNING, INC., as of MAY 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon L. Dorsey
My Commission DD059600
Expires September 23, 2005

Marie Walsh
Signature

PRESIDENT
Title

Sharon L. Dorsey
Notary Public

This report ** contains (check all applicable boxes):

- ☒ X(a) Facing Page.
- ☒ X(b) Statement of Financial Condition.
- ☒ X(c) Statement of Income (Loss).
- ☒ X(d) Statement of Changes in Financial Condition.
- ☒ X(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ X(g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALANCED SECURITY PLANNING, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

Years Ended May 31, 2004 and 2003
And

AUDITORS' REPORT

TABLE OF CONTENTS

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
Balanced Security Planning, Inc.
Cape Coral, Florida

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Balanced Security Planning, Inc., as of May 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balanced Security Planning, Inc., as of May 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Hughes, Snell & Co., P.A.

July 23, 2004
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (239) 939-2233 • FAX (239) 939-0554

BALANCED SECURITY PLANNING, INC.

Statements of Financial Condition
May 31, 2004 and 2003

ASSETS

		2004		2003
CURRENT ASSETS				
Cash	$	52,356	$	50,962
Commissions receivable		95		230
Total Current Assets		52,451		51,192
PROPERTY AND EQUIPMENT		53		89
OTHER ASSETS				
Deposits		795		795
	$	53,299	$	52,076

LIABILITIES AND STOCKHOLDER'S EQUITY

		2004		2003
CURRENT LIABILITIES				
Accrued taxes and expenses	$	830	$	1,080
Accrued federal corporate income taxes		254		118
Total Current Liabilities		1,084		1,198
STOCKHOLDER'S EQUITY				
Common stock - $10 par value, 1,000 shares authorized, 880 shares issued and outstanding		8,800		8,800
Additional paid-in capital		77,774		77,774
Accumulated deficit		(34,359)		(35,696)
		52,215		50,878
	$	53,299	$	52,076

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Operations
Years Ended May 31, 2004 and 2003

	2004	2003
COMMISSION REVENUE	$ 102,275	$ 99,624
OPERATING EXPENSES		
Depreciation	36	873
Dues and subscriptions	3,848	2,960
Entertainment	198	-
Insurance	5,139	3,615
Licenses and fees	1,182	1,664
Office supplies	2,517	2,203
Payroll taxes	3,739	3,915
Postage	1,142	1,305
Professional fees	5,100	5,250
Rent	12,947	12,281
Retirement plan	7,332	7,677
Salaries	48,880	51,180
Software	3,912	1,623
Telephone	4,372	4,097
Utilities	586	596
	100,930	99,239
Income from Operations	1,345	385
OTHER INCOME AND EXPENSE		
Interest income	246	404
Income before Provision for Income Taxes	1,591	789
PROVISION FOR INCOME TAXES	254	118
Net Income	$ 1,337	$ 671

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Changes in Stockholder's Equity
Years Ended May 31, 2004 and 2003

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balances, June 1, 2002	$ 8,800	$ 77,774	$ (36,367)	$ 50,207
Net Income	-	-	671	671
Balances, May 31, 2003	8,800	77,774	(35,696)	50,878
Net Income	-	-	1,337	1,337
Balances, May 31, 2004	$ 8,800	$ 77,774	$ (34,359)	$ 52,215

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

BALANCED SECURITY PLANNING, INC.

Statements of Cash Flows
Years Ended May 31, 2004 and 2003

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	1,337	$	671
Adjustment to reconcile net income to net cash provided by operating activities:				
Depreciation		36		873
Decrease in commissions receivable		135		105
Decrease in accrued taxes and expenses		(250)		(794)
Increase (decrease) in accrued corporate income taxes		136		(76)
Net Cash Provided by Operating Activities		1,394		779
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment		-		(815)
Net Cash Used In Investing Activities		-		(815)
CASH FLOWS FROM FINANCING ACTIVITIES		-		-
Net Increase (Decrease) in Cash and Cash Equivalents		1,394		(36)
Cash and Cash Equivalents - Beginning of Year		50,962		50,998
Cash and Cash Equivalents - End of Year	$	52,356	$	50,962

The accompanying notes must be read for a more informed use, understanding and interpretation of these financial statements.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was incorporated under the laws of the State of Florida on May 29, 1969, to act as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company serves clients throughout Southwest Florida.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are directly related to securities transactions and therefore there is no provision for doubtful accounts included in these statements.

Property and Equipment

The Company records its property and equipment at historical cost. Depreciation is computed primarily using accelerated methods over the estimated useful lives of the assets, resulting in an amount that is not materially different from calculations using the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2004 and 2003, the Company had adjusted net capital of $51,367 and $49,994, respectively, which was $26,367 and $24,994 in excess of its required net capital of $25,000 for 2004 and 2003, respectively. The Company's ratio of aggregate indebtedness to net capital at those dates was approximately 2.1% and 2.4%, respectively.

NOTE C - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors.

NOTE D - PROPERTY AND EQUIPMENT

The property and equipment balances at May 31, 2004 and 2003, respectively, are as follows:

	2004	2003
Furniture and equipment	$ 31,671	$ 31,671
Less accumulated depreciation	(31,618)	(31,582)
	$ 53	$ 89

NOTE E - INCOME TAXES

For the years ended May 31, 2004 and 2003, the expected income tax provision that would result from applying statutory tax rates to income before income taxes differs from current expense due to permanent differences, such as penalties and the entertainment expense limitation, which are not deductible for income tax purposes.

NOTE E - INCOME TAXES (continued)

The Company has State net operating loss carry-forwards of $3,886 at May 31, 2004, which expire in the years 2004 through 2005.

NOTE F - EMPLOYEE RETIREMENT PLAN

The Company established a simplified employee pension (SEP) plan on January 27, 1992. A maximum contribution of 15% of eligible employees' compensation may be contributed to the plan. To be a participant in the plan, an employee must be at least 21 years old and have completed at least three years of service.

For the years ended May 31, 2004 and 2003, contributions to the plan, at a maximum rate of 15% of eligible compensation, were $7,332 and $7,677, respectively.

NOTE G - OFFICE RENTAL

The Company leases its office facilities under a one-year agreement that expired August 31, 2001. The lease provides for automatic one-year extensions beyond the initial lease term unless notification to terminate is received by either the Company or the landlord by July 1 of each year. The agreement provides for rent of $1,092 per month, effective September 1, 2003, subject to an annual increase of five percent if renewed.

For the years ended May 31, 2004 and 2003, rent expense was $12,947 and $12,281, respectively.

Minimum required future rental payments under this operating lease as of May 31, 2004 are:

May 31, 2005	$ 3,276

BALANCED SECURITY PLANNING, INC.

SUPPLEMENTARY INFORMATION
May 31, 2004 and 2003

BALANCED SECURITY PLANNING, INC.

Supplementary Information
May 31, 2004 and 2003

INDEX OF SUPPLEMENTAL INFORMATION

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholders
Balanced Security Planning, Inc.
Cape Coral, Florida

We have audited the accompanying financial statements of Balanced Security Planning, Inc., as of and for the years ended May 31, 2004 and 2003, and have issued our report thereon dated July 23, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hughes, Snell & Co., P.A.

July 23, 2004
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (239) 939-2233 • FAX (239) 939-0554

BALANCED SECURITY PLANNING, INC.

Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934
May 31, 2004 and 2003

	2004	2003
Total assets	$ 53,299	$ 52,076
Total liabilities	1,084	1,198
Net capital	52,215	50,878
Deduct non-allowable assets:		
Prepaid expenses and Deposits	(795)	(795)
Fixed assets, net of accumulated depreciation	(53)	(89)
	51,367	49,994
Haircuts on securities (computed where applicable pursuant to Rule 15c3-1(F):		
Other securities	-	-
Net capital (A)	$ 51,367	$ 49,994
Net capital, as required	$ 25,000	$ 25,000
Aggregate indebtedness (B)	$ 1,084	$ 1,198
Ratio of aggregate indebtedness to net capital (B divided by A)	2.1%	2.4%

Hughes, Snell & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Report on Computation for Determination of Reserve Requirements

Re: Balanced Security Planning, Inc.
Cape Coral, Florida
Registrant No. 59-1259258

Pursuant to the Securities Exchange Act of 1934, Regulation 240.25c303(k), Subparagraph (1), Balanced Security Planning, Inc., was not required to maintain a "special reserve bank account" for the exclusive benefit of customers because they promptly transmit all funds received in connection with their activities as a broker/dealer, and do not otherwise hold funds or owe money to, or securities for, customers.

Hughes, Snell & Co., P.A.

July 23, 2004
Fort Myers, Florida

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (239) 939-2233 • FAX (239) 939-0554

BALANCED SECURITY PLANNING, INC.

Reconciliation of Net Capital
Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934
May 31, 2004 and 2003

	2004	2003
Net capital, per respondent's computation	$ 51,733	$ 50,268
Net Capital as Adjusted, page 10	51,367	49,994
Difference	$ 366	$ 274

	2004	2003
Explanation of Difference in Computations		
Audit adjustments for:		
Payroll tax accrual	$ 112	$ 105
Corporate income tax accrual	254	118
Book recording errors - commissions	-	54
Unrecorded interest income	-	(3)
	$ 366	$ 274

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Balanced Security Planning, Inc.
Cape Coral, Florida

In planning and performing our audit of the financial statements of Balanced Security Planning, Inc., for the year ended May 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Balanced Security Planning, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1470 Royal Palm Square Boulevard
Fort Myers, Florida 33919 • (239) 939-2233 • FAX (239) 939-0554

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5
(Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluations of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hughes, Snell & Co., P.A.

July 23, 2004
Fort Myers, Florida